NO ACT

PE
11-22-11



DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4561**



December 1, 2011

Amy Goodman
Gibson, Dunn & Crutcher LLP
AGoodman@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-1-11

Received SEC
DEC 01 2011
Washington, DC 20549

Re: Hewlett-Packard Corporation

Dear Ms. Goodman:

This is in regard to your letter dated November 22, 2011 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund and the New York City Board of Education Retirement System for inclusion in HP's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that HP therefore withdraws its November 10, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 38126-00456

November 22, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
*Stockholder Proposal of the Office of the Comptroller of the City of New York*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated November 10, 2011, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Hewlett-Packard Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statement in support thereof submitted by the Office of the Comptroller of the City of New York, as custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "Proponent").

Enclosed is a letter from the Proponent to the Company dated November 14, 2011, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the November 10, 2011 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8653 or David Ritenour, the Company's Vice President and Associate General Counsel, at (650) 857-3059 with any questions in this regard.

Sincerely,

Amy Goodman

Enclosures

cc: David Ritenour, Hewlett-Packard Company
Kenneth B. Sylvester, Assistant Comptroller for Pension Policy, Office of the Comptroller of the City of New York

GIBSON DUNN

**EXHIBIT A**


FAX

FROM THE

# New York City Office of the Comptroller

Date NOVEMBER 14, 2011
Pages (cover +) 1

To DAVID RITENOUR
Fax 650-857-4837

From KEN SYLVESTER
Phone (212) 669-2013

SPECIAL INSTRUCTIONS



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

**BY FAX: 650-857-4837**

November 14, 2011

David Ritenour
Office of the General Counsel
Corporate, Securities and M&A
Hewlett-Packard Company
3000 Hanover Street
Building 20B, Mail Stop 1050
Palo Alto, California 94304

Dear Mr. Ritenour:

I appreciated the opportunity to discuss with you and your colleague, Zoe McMahon, the proposal that the New York City Comptroller's Office submitted to Hewlett-Packard Company on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (the "Funds").

We are pleased with the Company's commitment to encourage its suppliers to publish an annual sustainability report, including content and metrics based on internationally recognized reporting frameworks, such as the Global Reporting Initiative. We look forward to the Company's development, over the next few months, of a specific goal and related strategy for communication and implementation of the commitment, starting with a defined set of suppliers, and its publication of this information in its 2011 Global Citizenship report.

On the basis of the Company's action and stated commitment, I hereby withdraw the Funds' proposal.

Sincerely,

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 38126-00456

November 10, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
*Stockholder Proposal of the Office of the Comptroller of the City of New York*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company (the "Company" or "HP"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from the Office of the Comptroller of the City of New York, as custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the

Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> Therefore, be it resolved: the shareholders request that the Board of Directors, using a phased, tiered approach that the Company deems reasonable and practical, take the necessary steps to help move the Company's supplier(s) to begin publishing annual, independently verifiable, sustainability reports. Among other important disclosures, reports should include the suppliers' objective assessments and measurements of performance on workplace safety, and human and worker rights, using internationally recognized standards, indicators and measurement protocols. In addition, reports should include incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.**

*A. Background.*

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976).

Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release").

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Thus, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp. (Burt)* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

A company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying text. *See also, e.g., Hewlett-Packard Co.* (avail. Dec 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Company believes that it has substantially implemented the Proposal based on its existing policies, particularly when the recent revisions the Company has made to its guidelines are considered.

*B. Analysis.*

The Proposal requests that the Board "take the necessary steps to help move the Company's supplier(s) to begin publishing annual, independently verifiable, sustainability reports." Prior to receiving the Proposal, the Company had already established the following policies applicable to its suppliers:

- The Company's Supplier Code of Conduct (attached hereto as Exhibit B and available at http://www.hp.com/hpinfo/globalcitizenship/environment/pdf/supcode.pdf ) requires each supplier's management system to include "[w]ritten performance objectives, targets and implementation plans to improve the Participant's social and environmental performance, including a periodic assessment of Participant's performance in achieving those objectives." Suppliers must also establish a "[p]rocess for communicating clear and accurate information about Participant's policies, practices, expectations and performance to workers, suppliers and customers."

- The Company's Supply Chain Social and Environmental Responsibility Policy (attached hereto as Exhibit C and available at http://www.hp.com/hpinfo/globalcitizenship/environment/pdf/suppolicy.pdf) requires suppliers to establish management systems that "integrate environmental, occupational health and safety, human rights and labor policies, and ethics" and establish "appropriate objectives and targets, regularly measuring and assessing performance, and practicing continual improvement." Suppliers must also "provide clear, timely, accurate and appropriate reporting to HP upon request."

In connection with reviewing the Proposal, the Company reevaluated its supplier social and environmental responsibility guidelines (the "Supplier Guidelines"). Following this review, the Company determined to revise and supplement its Supplier Guidelines to explicitly encourage suppliers to publish annual, independently verifiable, sustainability reports. The revised Supplier Guidelines are attached hereto as Exhibit D, and are posted on the Company's website at http://www.hp.com/hpinfo/globalcitizenship/society/supplier_guidance.html. The revised Supplier Guidelines substantially implement the Proposal's objective of "mov[ing] the

Company's supplier(s) to begin publishing annual, independently verifiable, sustainability reports."

Specifically, a section of the Supplier Guidelines has been revised to read as follows:

> We ask that Suppliers pursue a policy of continuous improvement in this area [of social and environmental responsibilities] and be forthright in sharing information with us. We also encourage suppliers to demonstrate their continual improvement through the publication of an annual sustainability report including content and metrics based on an internationally recognized reporting framework such as the Global Reporting Initiative http://www.globalreporting.org/Home. In selecting and retaining qualified Suppliers, HP will show preference to Suppliers who meet or exceed our expectations.

Accordingly, the Company's revised Supplier Guidelines substantially implement the Proposal's call to "help move" the Company's suppliers to publish annual sustainability reports, and reference the use of "internationally recognized standards," as requested in the Proposal. By referencing the Global Reporting Initiative, the Company encourages its suppliers to implement a reporting framework that includes each element requested by the Proposal. The Proposal states that such reports should include "objective assessments and measurements of performance . . . incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation." Each of these elements is included in the Global Reporting Initiative's framework, which is available at and described on the Global Reporting Initiative's website at http://www.globalreporting.org/Home.

When a company has already acted favorably on an issue addressed in a stockholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its stockholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals where the company has already addressed each element requested in the proposal. *See Proctor & Gamble Co.* (avail. Aug. 4, 2010) (concurring with the exclusion of a proposal requesting the board to create a policy articulating the company's respect for and commitment to the human right to water where the company had already revised its water policy in response to the proposal); *General Electric Co.* (avail. Jan. 23, 2010) (concurring with the exclusion of a proposal requesting the board explore with certain executive officers the renunciation of stock option grants where the board had conducted discussions with the executive officers on that topic). *See also, e.g., ConAgra*

*Foods, Inc.* (avail. Jul. 3, 2006) (concurring with the exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published a sustainability report on its website); *Raytheon Co.* (avail. Jan. 25, 2006) (concurring with the exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published a stewardship report on its website which included substantially all of the areas suggested by the proposal); *Alcoa Inc.* (avail. Feb. 3, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008) (same) *PG&E Corp.* (avail. Mar. 6, 2008) (same).

The Company's situation can be distinguished from that in *Wal-Mart Stores, Inc.* (avail. Mar. 29, 2011) ("Wal-Mart"). In *Wal-Mart*, the proposal requested the board to "require" all of the company's suppliers to publish sustainability reports. The company argued unsuccessfully that its supplier code of conduct, audits of supplier non-compliance and reporting process to stockholders of audit results had substantially implemented the proposal under Rule 14a-8(i)(10). In fact, the proponent argued that Wal-Mart's policies did not "require" the company's suppliers to adopt their own sustainability reports and that its code of conduct and audit process omitted suppliers of domestically sourced nationally branded products. The Company's policies and standards are easily distinguishable from those in *Wal-Mart*, as the Supplier Guidelines apply to "any Supplier doing business with HP," and define supplier as "any party who provides goods or services for HP's internal use or in connection with a product that is sold, provided, or marketed by HP." Moreover, the proposal in *Wal-Mart* asked the board to "require" its suppliers to publish sustainability reports, whereas the present Proposal only asks the board to "help move" its suppliers to begin publishing such reports, which it has done by specifically encouraging all of its suppliers to begin publishing their own sustainability reports.

Accordingly, the Company believes that its supplier policies substantially implement the Proposal, and that the Proposal may thus be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(10).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, the Company's Vice President and Associate General Counsel, at (650) 857-3059.

Sincerely,

Amy Goodman /SMR

Amy Goodman

Enclosures

cc: David Ritenour, Hewlett-Packard Company
Kenneth B. Sylvester, Assistant Comptroller for Pension Policy, Office of the Comptroller of the City of New York

GIBSON DUNN

**EXHIBIT A**



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

**RECEIVED**

OCT 04 2011

Office of the General Counsel

September 27, 2011

Mr. Michael J. Holston
Executive Vice President,
General Counsel and Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Dear Mr. Holston:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Hewlett-Packard Company common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013

Very truly yours,

Kenneth B. Sylvester

KS/ma

Enclosures

Hewlett-Packard Co. – Supply Chain 2011

**Encourage Supplier(s) to Publish an Annual Sustainability Report**

**WHEREAS**, increasingly, multinational companies are realizing that their suppliers' impacts and sustainability are inextricably intertwined with their own; and

**WHEREAS**, the UN Global Compact-Accenture CEO Study 2010, "A New Era of Sustainability", found that 93% of surveyed CEOs believe that sustainability issues will be critical to the future success of their business, and 88% believe that they should be integrating sustainability through their supply chain, where the most significant performance gap is seen; and

**WHEREAS**, a study by Aaron Bernstein and Christopher Greenwald, "Benchmarking Corporate Policies on Labor and Human Rights in Global Supply Chains," (Pension and Capital Stewardship Project Labor and Work-Life Program Harvard Law School, Nov. 2009), found a significant gap between general policies against labor and human rights abuse and more detailed standards and enforcement mechanism required to carry them out; and

**WHEREAS**, in 2010, PUMA, the Sport lifestyle company, in cooperation with the Global Reporting Initiative's (GRI's) Global Action Network for Transparency in the Supply Chain, which provides GRI certified training on transparent measurement and reporting to supplier factories, expanded its strategic suppliers sustainability reporting project with commitments from 20 suppliers in South East Asia and other major sourcing regions that they will issue their own sustainability reports from 2011 on; and

**WHEREAS**, given the merit of the old adage, "What Gets Measured Gets Done", the long-term interests of multinational companies and their shareholders would be enhanced if companies were to urge their suppliers to establish performance goals on human and worker rights, and to measure and publicly report on performance using internationally recognized standards and measurement protocols;

**THEREFORE, BE IT RESOLVED:** the shareholders request that the Board of Directors, using a phased, tiered approach that the Company deems reasonable and practical, take the necessary steps to help move the Company's supplier(s) to begin publishing annual, independently verifiable, sustainability reports. Among other important disclosures, reports should include the suppliers' objective assessments and measurements of performance on workplace safety, and human and worker rights, using internationally recognized standards, indicators and measurement protocols. In addition, reports should include incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

**Statement in Support**

A company's best opportunity for early identification and mitigation of the risks posed by the human and labor rights violations of its suppliers is the development and rigorous implementation of a risk-management framework to enable its monitoring and verification of its suppliers' performance against internationally recognized standards of human and labor rights, using measurable and verifiable indicators of performance. Annual sustainability reporting by its supplier(s) would strengthen the company's ability to assess its suppliers' performance, to hold its suppliers accountable, help to drive performance improvements, and enable investors to better understand and assess potential reputational and /or operational risks.


BNY MELLON
ASSET SERVICING

September 27, 2011

To Whom It May Concern

**Re: Hewlett-Packard Company** **Cusip#: 428236103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from September 27, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

| | |
|---|---|
| The New York City Employees' Retirement System | 1,614,714 shares |

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President


BNY MELLON
ASSET SERVICING

September 27, 2011

To Whom It May Concern

**Re: Hewlett-Packard Company** **Cusip#: 428236103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from September 27, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 1,827,251 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

September 27, 2011

To Whom It May Concern

**Re: Hewlett-Packard Company** **Cusip#: 428236103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from September 27, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

| | |
|---|---|
| The New York City Fire Department Pension Fund | 242,605 shares |

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286


BNY MELLON
ASSET SERVICING

September 27, 2011

To Whom It May Concern

**Re: Hewlett-Packard Company** **Cusip#: 428236103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from September 27, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 493,526 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286


BNY MELLON
ASSET SERVICING

September 27, 2011

To Whom It May Concern

**Re: Hewlett-Packard Company** **Cusip#: 428236103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from September 27, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 93,516 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

GIBSON DUNN

**EXHIBIT B**


ELECTRONIC INDUSTRY CITIZENSHIP COALITION


invent


Global Social and Environmental Responsibility Operations
Supply Chain Social and Environmental Responsibility
June 1, 2009

# ELECTRONIC INDUSTRY CODE OF CONDUCT

**(Version 3.01 – 1 June 2009)**

The Electronic Industry Code of Conduct establishes standards to ensure that working conditions in the electronics industry supply chain are safe, that workers are treated with respect and dignity, and that business operations are environmentally responsible.

Considered as part of the electronics industry for purposes of this Code are Original Equipment Manufacturers (OEMs), Electronic Manufacturing Services (EMS) firms and Original Design Manufacturers (ODMs) including contracted labor that may design, market, manufacture and/or provide goods and services that are used to produce electronic goods. The Code may be voluntarily adopted by any business in the electronics sector and subsequently applied by that business to its supply chain and subcontractors.

To adopt the Code and become a participant ("Participant"), a business shall declare its support for the Code and actively pursue conformance to the Code and its standards in accordance with a management system as set forth in the Code.

For the Code to be successful, Participants must regard the code as a total supply chain initiative. At a minimum, participants shall also require its next tier suppliers to acknowledge and implement the Code.

Fundamental to adopting the Code is the understanding that a business, in all of its activities, must operate in full compliance with the laws, rules and regulations of the [1]countries in which it operates. The Code encourages Participants to go beyond legal compliance, drawing upon internationally recognized standards, in order to advance social and environmental responsibility.

The Electronic Industry Citizenship Coalition is committed to obtaining regular input from stakeholders in the continued development and implementation of the Electronic Industry Code of Conduct (EICC).

The Code is made up of five sections. Sections A, B, and C outline standards for Labor, Health and Safety, and the Environment, respectively. Section D outlines the elements of an acceptable system to manage conformity to this Code. Section E adds standards relating to business ethics.

[1] *The Code is not intended to create new and additional third party rights, including for workers.*

## A. LABOR

Participants are committed to uphold the human rights of workers, and to treat them with dignity and respect as understood by the international community.

The recognized standards, as set out in the annex, were used as references in preparing the Code and may be a useful source of additional information.

The labor standards are:

### 1) Freely Chosen Employment

Forced, bonded or indentured labor or involuntary prison labor shall not to be used. All work will be voluntary, and workers shall be free to leave upon reasonable notice. Workers shall not be required to hand over government-issued identification, passports or work permits to the Participant or Labor Agent as a condition of employment.

### 2) Child Labor Avoidance

Child labor is not to be used in any stage of manufacturing. The term "child" refers to any person under the age of 15 (or 14 where the law of the country permits), or under the age for completing compulsory education, or under the minimum age for employment in the country, whichever is greatest. The use of legitimate workplace apprenticeship programs, which comply with all laws and regulations, is supported. Workers under the age of 18 shall not perform work that is likely to jeopardize the health or safety of young workers.

### 3) Working Hours

Studies of business practices clearly link worker strain to reduced productivity, increased turnover and increased injury and illness. Workweeks are not to exceed the maximum set by local law. Further, a workweek should not be more than 60 hours per week, including overtime, except in emergency or unusual situations. Workers shall be allowed at least one day off per seven-day week.

### 4) Wages and Benefits

Compensation paid to workers shall comply with all applicable wage laws, including those relating to minimum wages, overtime hours and legally mandated benefits. In compliance with local laws, workers shall be compensated for overtime at pay rates greater than regular hourly rates. Deductions from wages as a disciplinary measure shall not be permitted. The basis on which workers are being paid is to be provided in a timely manner via pay stub or similar documentation.









## A. LABOR (con't.)

### 5) Humane Treatment

The Participant's disciplinary policies and procedures shall be clearly defined and communicated to workers. There is to be no harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers: nor is there to be the threat of any such treatment.

### 6) Non-Discrimination

Participants should be committed to a workforce free of harassment and unlawful discrimination. Companies shall not engage in discrimination based on race, color, age, gender, sexual orientation, ethnicity, disability, pregnancy, religion, political affiliation, union membership or marital status in hiring and employment practices such as promotions, rewards, and access to training. In addition, workers or potential workers should not be subjected to medical tests that could be used in a discriminatory way.

### 7) Freedom of Association

Participants are to respect the rights of workers as established by local law to associate freely on a voluntary basis, seek representation, join or be represented by Works Councils, and join or not join labor unions and bargain collectively as they choose. As provided by law, employees who become worker representatives shall not be the subject of discrimination and shall have access to management and co-workers in order to carry out their representative functions. Workers shall be able to communicate openly with management regarding working conditions without fear of reprisal, intimidation or harassment. In saying that worker rights are to be respected as established or provided by local law, what HP means is that in countries that have legal systems that support those rights, they are to be understood in the context of the definitions, conditions and procedures that local law provides. However, basic worker rights to open communication, direct engagement and humane and equitable treatment must be respected even in countries where they are not given meaningful legal protection. Where worker representation and collective bargaining are restricted by law, participants are to facilitate open communication and direct engagement between workers and management as alternative ways of ensuring that workers' rights, needs and views are considered and acted upon appropriately and in good faith. Open communication and direct engagement between workers and management are the most effective ways to resolve workplace and compensation issues.

## B. HEALTH and SAFETY

Participants recognize that in addition to minimizing the incidence of work-related injury and illness, a safe and healthy work environment enhances the quality of products and services, consistency of production and worker retention and morale. Participants also recognize that ongoing worker input and education is essential to identifying and solving health and safety issues in the workplace.

Recognized management systems such as OHSAS 18001 and ILO Guidelines on Occupational Safety and Health were used as references in preparing the Code and may be a useful source of additional information.

The health and safety standards are:

### 1) Occupational Safety

Worker exposure to potential safety hazards (e.g., electrical and other energy sources, fire, vehicles, and fall hazards) are to be controlled through proper design, engineering and administrative controls, preventative maintenance and safe work procedures (including lockout/tagout), and ongoing safety training. Where hazards cannot be adequately controlled by these means, workers are to be provided with appropriate, well-maintained, personal protective equipment. Workers shall not be disciplined for raising safety concerns.

### 2) Emergency Preparedness

Emergency situations and events are to be identified and assessed, and their impact minimized by implementing emergency plans and response procedures, including: emergency reporting, employee notification and evacuation procedures, worker training and drills, appropriate fire detection and suppression equipment, adequate exit facilities and recovery plans.

### 3) Occupational Injury and Illness

Procedures and systems are to be in place to prevent, manage, track and report occupational injury and illness, including provisions to: a) encourage worker reporting; b) classify and record injury and illness cases; c) provide necessary medical treatment; d) investigate cases and implement corrective actions to eliminate their causes; and e) facilitate return of workers to work.

### 4) Industrial Hygiene

Worker exposure to chemical, biological and physical agents is to be identified, evaluated, and controlled. Engineering or administrative controls must be used to control overexposures. When hazards cannot be adequately controlled by such means, worker health is to be protected by appropriate personal protective equipment programs.

## B. HEALTH and SAFETY (con't.)

### 5) Physically Demanding Work

Worker exposure to the hazards of physically demanding tasks, including manual material handling and heavy or repetitive lifting, prolonged standing and highly repetitive or forceful assembly tasks is to be identified, evaluated and controlled.

### 6) Machine Safeguarding

Production and other machinery is to be evaluated for safety hazards. Physical guards, interlocks and barriers are to be provided and properly maintained where machinery presents an injury hazard to workers.

### 7) Sanitation, Food, and Housing

Workers are to be provided with ready access to clean toilet facilities, potable water and sanitary food preparation, storage, and eating facilities. Worker dormitories provided by the Participant or a labor agent are to be maintained clean and safe, and provided with appropriate emergency egress, hot water for bathing and showering, and adequate heat and ventilation and reasonable personal space along with reasonable entry and exit privileges.

## C. ENVIRONMENTAL

Participants recognize that environmental responsibility is integral to producing world class products. In manufacturing operations, adverse effects on the community, environment and natural resources are to be minimized while safeguarding the health and safety of the public.

Recognized management systems such as ISO 14001, the Eco Management and Audit System (EMAS) were used as references in preparing the Code and may be a useful source of additional information.

The environmental standards are:

**1) Environmental Permits and Reporting**
All required environmental permits (e.g. discharge monitoring), approvals and registrations are to be obtained, maintained and kept current and their operational and reporting requirements are to be followed.

**2) Pollution Prevention and Resource Reduction**
Waste of all types, including water and energy, are to be reduced or eliminated at the source or by practices such as modifying production, maintenance and facility processes, materials substitution, conservation, recycling and re-using materials.

**3) Hazardous Substances**
Chemical and other materials posing a hazard if released to the environment are to be identified and managed to ensure their safe handling, movement, storage, use, recycling or reuse and disposal.

**4) Wastewater and Solid Waste**
Wastewater and solid waste generated from operations, industrial processes and sanitation facilities are to be characterized, monitored, controlled and treated as required prior to discharge or disposal.

**5) Air Emissions**
Air emissions of volatile organic chemicals, aerosols, corrosives, particulates, ozone depleting chemicals and combustion by-products generated from operations are to be characterized, monitored, controlled and treated as required prior to discharge.

**6) Product Content Restrictions**
Participants are to adhere to all applicable laws, regulations and customer requirements regarding prohibition or restriction of specific substances, including labeling for recycling and disposal.

## D. MANAGEMENT SYSTEM

Participants shall adopt or establish a management system whose scope is related to the content of this Code. The management system shall be designed to ensure (a) compliance with applicable laws, regulations and customer requirements related to the participant's operations and products; (b) conformance with this Code; and (c) identification and mitigation of operational risks related to this Code. It should also facilitate continual improvement.

The management system should contain the following elements:

1) **Company Commitment**
Corporate social and environmental responsibility policy statements affirming Participant's commitment to compliance and continual improvement, endorsed by executive management.

2) **Management Accountability and Responsibility**
The Participant clearly identifies company representative[s] responsible for ensuring implementation of the management systems and associated programs. Senior management reviews the status of the management system on a regular basis.

3) **Legal and Customer Requirements**
Identification, monitoring and understanding of applicable laws, regulations and customer requirements.

4) **Risk Assessment and Risk Management**
Process to identify the environmental, health and safety[2] and labor practice and ethics risks associated with Participant's operations. Determination of the relative significance for each risk and implementation of appropriate procedural and physical controls to control the identified risks and ensure regulatory compliance.

5) **Improvement Objectives**
Written performance objectives, targets and implementation plans to improve the Participant's social and environmental performance, including a periodic assessment of Participant's performance in achieving those objectives.

6) **Training**
Programs for training managers and workers to implement Participant's policies, procedures and improvement objectives and to meet applicable legal and regulatory requirements.

[2] *Areas to be included in a risk assessment for environmental health and safety are production areas, warehouse and storage facilities, plant/facilities support equipment, laboratories and test areas, sanitation facilities (bathrooms), kitchen/cafeteria and worker housing /dormitories.*

## D. MANAGEMENT SYSTEM (con't.)

### 7) Communication

Process for communicating clear and accurate information about Participant's policies, practices, expectations and performance to workers, suppliers and customers.

### 8) Worker Feedback and Participation

Ongoing processes to assess employees' understanding of and obtain feedback on practices and conditions covered by this Code and to foster continuous improvement.

### 9) Audits and Assessments

Periodic self-evaluations to ensure conformity to legal and regulatory requirements, the content of the Code and customer contractual requirements related to social and environmental responsibility.

### 10) Corrective Action Process

Process for timely correction of deficiencies identified by internal or external assessments, inspections, investigations and reviews.

### 11) Documentation and Records

Creation and maintenance of documents and records to ensure regulatory compliance and conformity to company requirements along with appropriate confidentiality to protect privacy.

## E. ETHICS

To meet social responsibilities and to achieve success in the marketplace, Participants and their agents are to uphold the highest standards of ethics including:

1) **Business Integrity**
The highest standards of integrity are to be expected in all business interactions. Participants shall prohibit any and all forms of corruption, extortion and embezzlement. Monitoring and enforcement procedures shall be implemented to ensure conformance.

2) **No Improper Advantage**
Bribes or other means of obtaining undue or improper advantage are not to be offered or accepted.

3) **Disclosure of Information**
Information regarding business activities, structure, financial situation and performance is to be disclosed in accordance with applicable regulations and prevailing industry practices.

4) **Intellectual Property**
Intellectual property rights are to be respected; transfer of technology and know-how is to be done in a manner that protects intellectual property rights.

5) **Fair Business, Advertising and Competition**
Standards of fair business, advertising and competition are to be upheld. Appropriate means to safeguard customer information must be available.

6) **Protection of Identity**
Programs that ensure the confidentiality and protection of supplier and employee whistleblower[3] are to be maintained.

[3] *Whistleblower definition: Any person who makes a disclosure about improper conduct by an employee or officer of a company, or by a public official or official body.*


ELECTRONIC INDUSTRY CITIZENSHIP COALITION


invent


Global Social and Environmental Responsibility Operations
Supply Chain Social and Environmental Responsibility
June 1, 2009

## REFERENCES

The following standards were used in preparing this Code and may be a useful source of additional information. The following standards may or may not be endorsed by each Participant.

- ILO Code of Practice in Safety and Health
  www.ilo.org/public/english/protection/safework/cops/english/download/e000013.pdf
- National Fire Protection Agency
  www.nfpa.org/catalog/home/AboutNFPA/index.asp
- ILO International Labor Standards
  www.ilo.org/public/english/standards/norm/whatare/fundam/index.htm
- OECD Guidelines for Multinational Enterprises
  www.oecd.org
- United Nations Convention Against Corruption
  www.unodc.org/unodc/en/crime_convention_corruption.html
- United Nations Global Compact
  www.unglobalcompact.org
- Universal Declaration of Human Rights
  www.un.org/Overview/rights.html
- ISO 14001
  www.iso.org
- SA 8000
  www.cepaa.org/
- SAI
  www.sa-intl.org
- Ethical Trading Initiative
  www.ethicaltrade.org/
- OHSAS 18001
  www.bsi-global.com/index.xalter
- Eco Management & Audit System
  www.quality.co.uk/emas.htm


ELECTRONIC INDUSTRY CITIZENSHIP COALITION


invent



## DOCUMENT HISTORY

Version 1.0: Released October 2004.

Version 1.1: Released May 2005. Converted document to EICC format, minor page layout revisions; no content changes

Version 2.0: Released October 2005 by EICC with revisions to multiple provisions; added HP-specific language for Freedom of Association on December 15, 2005.

Version 2.0.1: Moved first sentence in Freedom of Association provision to last sentence in section.

Version 3.0: Released May 2009 by EICC with revisions to multiple provisions.

Version 3.0.1: Released June 1, 2009 with HP-specific language for Freedom of Association.



The Electronic Industry Code of Conduct was initially developed by a number of companies engaged in the manufacture of electronics products between June and October 2004. Companies are invited and encouraged to adopt this code. You may obtain additional information from www.eicc.info.

GIBSON DUNN

**EXHIBIT C**

April 8, 2011

# HP's Supply Chain Social and Environmental Responsibility Policy

HP's commitment to Global Citizenship extends to our supply base. We expect HP suppliers to conduct their worldwide operations in a socially and environmentally responsible manner. At HP, we work collaboratively with our suppliers to encourage compliance with the following principles:

- **Legal and Regulatory Compliance**: Suppliers are to ensure their operations and the products and services supplied to HP comply with all national and other applicable laws and regulations.

- **Environmental Performance Improvement**: Suppliers are to understand and reduce the environmental impacts of their operations and of the products and services they provide to HP. This will include programs that promote efficient use of energy and other resources, minimize the use of hazardous materials, promote reuse and recycling, and reduce emissions to air, soil and water.

- **Conflict Minerals:** Suppliers are expected to ensure that parts and products supplied to HP are DRC conflict-free (do not contain metals derived from "conflict minerals"; columbite-tantalite (tantalum), cassiterite (tin), gold, wolframite (tungsten), or their derivatives such that they do not directly or indirectly finance or benefit armed groups through mining or mineral trading in the Democratic Republic of the Congo or an adjoining country). Suppliers are to establish policies, due diligence frameworks, and management systems, consistent with the *OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas*, that are designed to accomplish this goal.

- **Management Systems**: Suppliers are to maintain effective management systems that integrate environmental, occupational health and safety, human rights and labor policies, and ethics into their business and decision-making processes. This includes establishing appropriate objectives and targets, regularly measuring and assessing performance, and practicing continual improvement.

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- **Information Access**: Suppliers are to provide clear, timely, accurate and appropriate reporting to HP upon request.

In selecting and retaining qualified suppliers, HP will show preference to suppliers that meet the above requirements, *HP's Electronic Industry Code of Conduct*, and *HP's General Specification for the Environment*.

**EXHIBIT D**

# Supplier SER requirements



The following Supplier social and environmental responsibility (SER) requirements apply to any Supplier doing business with HP, and are part of any contract with an HP legal entity that obligates a Supplier to comply with HP's SER requirements or policies, including the Supplier Code of Conduct. For purposes of this section, the term "Supplier" refers to any party who provides goods or services for HP's internal use or in connection with a product that is sold, provided, or marketed by HP.

Supplier represents and warrants that it will:

1. Comply with all applicable laws and regulations and require their suppliers to do the same (including labor agencies)
2. Read and understand HP's Supply Chain Social and Environmental Responsibility Policy
3. Conform to the expectations and standards in HP's Electronic Industry Code of Conduct (a.k.a. Supplier Code of Conduct in certain agreements)
4. Comply with applicable environmental specifications and requirements set forth in HP's General Specification for the Environment

Promptly upon request by HP, Supplier agrees that it will:

1. Review and sign HP's Supplier Social and Environmental Responsibility Agreement
2. Complete the Information and Communications Technology (ICT) Supplier Self-Assessment Questionnaire
3. Obtain HP's review and feedback of the ICT Supplier Self-Assessment Questionnaire and create an improvement plan with defined timeline and metrics
4. Cooperate in periodic onsite-audits
5. Provide clear and accurate reporting to HP

**Instructions to complete and submit the online Supplier Self-Assessment Questionnaire, if requested by HP**

Print the questionnaire for review and preparation, and then complete and submit the questionnaire online using the EICC Internet database Electronics - Tool for Accountable Supply Chains (E-TASC). For information about E-TASC and how to join and upload questionnaires, please review the information on the E-TASC website.

- EICC/GeSI Self-Assessment Questionnaire
- E-TASC website

End of Supplier SER Requirements. Please see below for additional information concerning HP's SER Program Policies and Standards.

## Supply Chain SER Program Policies and Standards

Strong and appropriate standards are essential to improving conditions in the information technology (IT) supply chain. In 2003, HP developed our industry's first social and environmental responsibility Supplier Code of Conduct. Recognizing that setting consistent industry standards sends a stronger message and enables our Suppliers to implement those standards more efficiently, in 2004, we helped lead the development of the Electronic Industry Code of Conduct (EICC). HP endorses the EICC in its entirety.




Tech gallery
HP global citizenship tour

HP has supplemented the EICC with additional requirements specific to Freedom of Association. We refer to the EICC, as supplemented by HP, collectively, as HP's Electronic Industry Code of Conduct (HP's EICC), which is sometimes referred to as the Supplier Code of Conduct in certain supplier agreements. All new and existing suppliers must conform to HP's EICC.

Fundamental to HP's EICC is the understanding that suppliers, in all of their activities, must operate in full compliance with the laws, rules, and regulations of the countries in which they operate. HP's EICC further requires that Suppliers:

- Adopt sound human rights practices and treat workers fairly and with dignity and respect
- Provide a safe and healthy working environment for their workers
- Conduct business operations in a way that protects and sustains the environment
- Maintain management systems that measure, improve, and communicate their company's labor, health and safety, and environmental performance
- Uphold the highest standards of ethics

We ask that Suppliers pursue a policy of continuous improvement in this area and be forthright in sharing information with us. We also encourage suppliers to demonstrate their continual improvement through the publication of an annual sustainability report including content and metrics based on an internationally recognized reporting framework such as the Global Reporting Initiative http://www.globalreporting.org/Home. In selecting and retaining qualified Suppliers, HP will show preference to Suppliers who meet or exceed our expectations.

The specific standards in HP's EICC are:

**Labor Standards**

- Freely chosen employment
- Child labor avoidance
- Working hours
- Wages and benefits
- Humane treatment
- Nondiscrimination
- Freedom of association

**Health and safety standards**

- Occupational safety
- Emergency preparedness
- Occupational injury and illness
- Industrial hygiene
- Physically demanding work
- Machine safeguarding
- Dormitory and canteen

**Environmental standards**

- Environmental permits and reporting
- Pollution prevention and resource reduction
- Hazardous substances
- Wastewater and solid waste
- Air emissions
- Product content restrictions

**Management system elements**

- Statements of company commitment
- Management accountability and responsibility


Perspectives

- Legal and customer requirements
- Risk assessment and risk management
- Performance objectives with implementation plans and measures
- Training
- Communication
- Worker feedback and participation
- Audits and assessments
- Corrective action process
- Documentation and records

**Ethics standards**

- Business integrity
- No improper advantage
- Disclosure of information
- Intellectual property
- Fair business, advertising, and competition
- Protection of identity
- Community engagement

**Related information**

- Case study
- Supply chain SER policy
- Supplier agreement
- HP's Electronic Industry Code of Conduct
- General Specification for Environment
- Hardware recycling standards
- Supplier frequently asked questions



 © 2011 Hewlett-Packard Development Company, L.P.